[SKADDEN, ARPS LETTERHEAD]

December 19, 2006

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Danka Business Systems PLC

Definitive Proxy Statement on Schedule 14A

Filed December 19, 2006

File No. 0-20828

Dear Mr. Owings:

On behalf of Danka Business Systems PLC, a company with limited liability incorporated under the laws of England and Wales (the “Company”), and in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on December 7, 2006 (the “Comment Letter”), we hereby submit for filing via EDGAR the Company’s definitive proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the definitive proxy statement.

The definitive proxy statement contains responses of the Company to the Staff’s comments in the Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.

On behalf of the Company, we also provide below the responses to the comments of the Staff set forth in the Comment Letter. To facilitate the Staff’s review, each of the responses is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in bold italics. All references to page numbers and captions in the responses below correspond to the definitive proxy statement, unless specified otherwise.

Securities and Exchange Commission

December 19, 2006

The Share Purchase Agreement, page 48

1. We note your disclosure that the Share Purchase Agreement “[i]s not intended to provide any other factual information about Danka Business Systems PLC” and that information about you “[c]an be found elsewhere in the document and in other public filings….” We further note your disclosure that the Share Purchase Agreement was included “[o]nly to provide you with information of its terms and conditions, and not to provide any other factual information regarding Danka, the Selling Subsidiaries and Ricoh or each of the European Businesses.” Please revise to remove any potential implication that the referenced Share Purchase Agreement, or any description of its terms, does not constitute public disclosure under the federal securities laws.

RESPONSE: The disclosure on page 48 of the definitive proxy statement has been revised in response to the Staff’s comment.

Company Acknowledgement

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Staff’s comments are duly noted, and, in response, a statement from the Company is included as Exhibit A to this letter.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0680. Facsimile transmissions may be sent to the undersigned at (312) 407-8504.

Very truly yours,

/s/ Gary P. Cullen
Gary P. Cullen, Esq.

cc:	Kurt K. Murao (Securities and Exchange Commission)

Ellie Quarles (Securities and Exchange Commission)

A.D. Frazier (Danka Business Systems PLC)

John Wolf Konstant (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

Company Statement

This statement (the “Statement”) is made as of December 19, 2006, by Danka Business Systems PLC, a company with limited liability incorporated under the laws of England and Wales (the “Company”), in connection with the filing of its definitive proxy statement (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on December 19, 2006.

In connection with the filing of its Definitive Proxy Statement, and in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its comment letter to the Company dated December 7, 2006, the Company hereby acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DANKA BUSINESS SYSTEMS PLC

By:	/s/ Edward K. Quibell
Edward K. Quibell
Executive Vice President and
Chief Financial Officer